SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from _____ to _____

                          Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            The Rite Aid 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Rite Aid Corporation
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011

THE RITE AID 401(K) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001 AND FOR
   EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2002:


   Statements of Net Assets Available for Benefits                             2

   Statements of Changes in Net Assets Available for Benefits                  3

   Notes to Financial Statements                                             4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

   Form 5500, Schedule H, Line 4i - Schedule of Assets
     (Held at End of Year)                                                    10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

   Form 5500, Schedule H, Line 4i - Schedule of Assets
     (Held at End of Year)                                                    11

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants of
   The Rite Aid 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Rite Aid 401(k) Plan (formerly the Rite Aid Employee Investment Opportunity Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan Administrator. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP


Philadelphia Pennsylvania
May 12, 2003

THE RITE AID 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                2002                 2001

ASSETS:
  Investments                              $ 743,917,852        $ 802,418,250

  Contributions receivable:
    Employer                                   4,745,223            2,452,208
    Employee                                   1,084,292            1,852,744
                                           -------------        -------------

         Total contributions receivable        5,829,515            4,304,952
                                           -------------        -------------

NET ASSETS AVAILABLE FOR BENEFITS          $ 749,747,367        $ 806,723,202
                                           =============        =============


See notes to financial statements.


THE RITE AID 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
----------------------------------------------------------------------------------------------------------------------------


                                                                                  Year ended December 31,
                                                        --------------------------------------------------------------------
                                                                    2002                     2001                   2000
ADDITIONS:
  Employee contributions                                        $ 60,957,435            $ 47,831,955           $ 47,803,384
  Employer contributions                                          29,050,345               8,015,466              7,684,986
  Rollover contributions (See Note 1)                              1,752,991               2,358,766              1,412,941
  Investment income                                               31,569,545              21,409,961             20,826,774
                                                                 -----------              ----------             ----------
        Total additions                                          123,330,316              79,616,148             77,728,085


DEDUCTIONS:
  Net depreciation in fair value of investments                  119,444,555              64,638,360             86,972,216
  Benefit payments                                                59,344,468              61,068,340             96,479,635
  Loan defaults                                                    1,517,128               3,577,925              3,471,064
                                                                 -----------              ----------             ----------
           Total deductions                                      180,306,151             129,284,625            186,922,915

DECREASE IN NET ASSETS                                           (56,975,835)            (49,668,477)          (109,194,830)
  AVAILABLE FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                              806,723,202             856,391,679            965,586,509
                                                                ------------           -------------          -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                   $749,747,367           $ 806,723,202          $ 856,391,679
                                                                ============           =============          =============

See notes to financial statements.


THE RITE AID 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Rite Aid 401(k) Plan (formerly known as the Rite Aid Employee Investment Opportunity Plan) (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on
      (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan.

      On December 11, 2002, the Plan Sponsor created the Trustee Search Committee ("TSC"), charged with engaging an institutional trustee for the Plan. Effective April 1, 2003, The Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than the Rite Aid Corporation Company Stock Fund. LaSalle Bank National Association was engaged to serve as the Plan trustee with respect to the Rite Aid Corporation Company Stock Fund. On that date, the TSC was renamed the Employee Benefits Administration Committee and named plan administrator ("Plan Administrator"). The Plan Administrator is responsible for the preparation of the Plan's financial statements.

      Participation--Prior to January 1, 2002, substantially all non-union Plan Sponsor employees became eligible to participate in the Plan after attaining age 21 and completing one year of service (at least 1,000 hours).

      Effective January 1, 2002, substantially all non-union Plan Sponsor employees became eligible to participate in the Plan after attaining age 21 and completing three months of service. Participants of the Plan are eligible for matching contributions upon attaining age 21 and completing one year of service (at least 1,000 hours).

      Contributions--Prior to January 1, 2002, participants contributed a portion of pretax annual compensation up to the maximum dollar limit, as defined in the Plan. Participants also contributed amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan Sponsor matched 40% of each participant's pretax payroll contribution, not to exceed 3% of the participant's annual pretax compensation, up to $1,200.

      Effective January 1, 2002, participants may contribute a portion of pretax annual compensation up to the maximum dollar limit, as defined in the Plan. Participants over age 50 may make additional pre-tax contributions, as defined in the Plan. The Plan Sponsor matches 100% of a participant's pretax payroll contributions, up to a maximum of 3% of such participant's pretax annual compensation. Thereafter, the Plan Sponsor will match 50% of the participant's additional pretax payroll contributions, up to a maximum of 5% of such participant's pretax annual compensation, up to $8,000.

      Various settlement agreements have been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions will be made to the Plan as restorative payments. These restorative payments are in addition to the contributions otherwise made to the Plan. The restorative payments will be allocated to the accounts of certain participants (as described in the settlement agreement) whose accounts under the Plan included investments in the Company common stock. The restorative payments will be fully vested when made, and will be commingled with the eligible individuals' before-tax contributions. Once the full amount of the restorative payments is received by the Plan, there will be no further contributions stemming from these settlement agreements. Participants have been or will be advised if they are entitled to share in any of the restorative payments. No restorative payment amounts have been recorded in the Statement of Net Assets Available for Benefits.

      One of the settlement agreements also requires that the Company maintain the safe-harbor matching formula from 2003 through 2006. In addition, subject to the terms of that settlement agreement, the Company must make a supplemental matching contribution in years 2003 through 2006 if the total dollar amount of the matching contribution for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution to the Plan. If a supplemental matching contribution is made, it will be allocated to the accounts of then-current Plan participants who received a regular matching contribution in proportion to each participant's regular matching contribution.

      Investment Options--The Plan provides a participant the discretion of investing the participant's account balance in up to twelve funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits--Upon termination of service, a participant may elect to receive benefit distributions in one of several forms, including annuities, installment payments or lump sum payments. In certain cases, spousal consent may be required in order to elect a form of distribution other than a joint and survivor annuity. Benefits are payable upon retirement, termination of employment, or the death or disability of the participant. In certain circumstances, benefits may be paid to a participant prior to their termination of employment.

      Loans--Participants may elect to borrow against the participant's vested balance at a reasonable rate of interest as determined by the Plan Administrator. A participant may borrow up to 50% of their vested balance, with a maximum loan of $50,000. Effective January 1, 2002, a participant may only have one loan outstanding at any one time.

      Vesting--Participants are immediately vested in all employee contributions credited to the participant's accounts plus actual earnings (losses) thereon. Prior to January 1, 2002, vesting in the Plan Sponsor's contributions is based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor's contributions upon the participant's death, disability, attainment of normal retirement age while employed, or the occurrence of a Plan termination. If not vested earlier for one of the foregoing reasons, and not subject to other exceptions described in the Plan document, a participant's account balances vests according to the following schedule:


                  Years of Service                           Percent
                ---------------------                     --------------

                         2                                     20%
                         3                                     40%
                         4                                     60%
                         5                                     80%
                     6 or more                                100%


      Effective January 1, 2002, a participant is immediately vested in all Plan Sponsor contributions made after January 1, 2002.

      Forfeitures--Prior to January 1, 2002, when a participant withdrew from the Plan prior to becoming fully vested, any forfeited portion of the participant's account was (i) used to pay administrative expenses of the Plan, (ii) used to reduce the Plan Sponsor's non-elective contributions in the Plan, or (iii) allocated or reallocated to all or certain participants' accounts as permitted by the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investments--The Plan's investments are stated at fair value, except the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 3,070,060 and 3,315,753 shares of Company common stock at December 31, 2002 and 2001, respectively.

      The Guaranteed Interest Account ("GIA") is a group annuity insurance product issued by Prudential. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter which remains in effect until the end of the following four quarters for contributions received during that calendar quarter. The GIA is deemed to be fully benefit responsive; therefore, it is presented at contract value which approximates fair value. The average yields were 4.49%, 5.06% and 5.31% for 2002, 2001 and 2000, respectively. As of
      December 31, 2002 and 2001, the crediting interest rates were 3.75% and 4.50%, respectively.

      Administrative Expenses--Under the terms of the Plan agreement, costs relating to Plan administration may be paid by the Plan Sponsor. For the years ended December 31, 2002, 2001 and 2000, the Plan Sponsor has paid substantially all administrative expenses.

      Investment Income--Investment income for the year ended December 31, 2002 includes proceeds from the de-mutualization of Prudential Securities totaling $9,854,629.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks and the GIA. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

      Reclassification--Certain prior year balances have been reclassed to conform with current year presentation.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:


                                                    December 31,
                                         ---------------------------------------
                                               2002            2001

Prudential Guaranteed Interest Account     $264,257,779    $ 223,267,587
Prudential Jennison Growth Fund              93,551,590      140,971,839
Prudential Stock Index Fund                  81,570,235      109,667,360
Prudential MFS Total Return Fund             79,151,161       85,846,338
PIMCO Total Return Fund                      49,964,915       39,101,506
Alliance Growth & Income Fund                36,370,831       47,328,416
Prudential International Value Fund          33,869,318       42,140,272

      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                              Year Ended December 31,
                           -------------------------------------------------------------
                                  2002                   2001                  2000
Investments, at fair value:
  Mutual funds               $ (110,359,628)        $ (75,244,965)        $ (57,192,574)
  Common stock                   (9,084,927)           10,606,605           (29,779,642)
                             --------------         -------------         -------------

  Total depreciation         $ (119,444,555)        $ (64,638,360)        $ (86,972,216)
                             ==============         =============         =============


4.    TAX STATUS

      The Plan has received a determination letter dated January 15, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. On February 28, 2002, the Plan Sponsor submitted the Plan for a new determination letter from the IRS. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and subject to the terms of the settlement agreement whereby the Company must make a supplemental matching contribution in years 2003 through 2006 if the total dollar amount of the matching contribution for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution. In the event the Plan terminates, participants would become fully vested in the Plan Sponsor contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential, the custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor and therefore these transactions qualify as party-in-interest transactions. The Plan does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCIES

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management began the process of reviewing the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator has identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, the more significant of which are as follows:

      a) During 2000, the Plan Sponsor failed to withhold and contribute participant's salary deferral contributions associated with supplemental salary payments in the amount of $82,363. In addition, the Plan Sponsor matching contributions in the amount of $25,399 associated with such participant salary deferrals also were not contributed to participants' accounts. The Plan Sponsor has completed an evaluation of the amount of investment income that would have been earned by the participants on such matching and salary deferral contributions during 2000 and the prior periods in question. The Plan Sponsor estimates the maximum foregone investment income on such contributions to be $0, $8,137 and $106,744 for 2002, 2001 and 2000, respectively.
               The Plan Sponsor expects to make a contribution to the respective participant accounts following receipt of a compliance statement related to the Voluntary Correction of Operational Failures ("VCO") filing with the IRS, as described below.

      b) The Plan was not being operated in accordance with the Plan document relating to the disbursement of minimum account balances. The Plan calls for lump-sum disbursements of a participant's account following a termination or retirement if that participant's account is not more than $5,000. The estimate of the minimum account balances subject to disbursement in accordance with the Plan document for Plan years ended December 31, 2002, 2001 and 2000 is $6,855,000,
               $4,205,000 and $3,745,000, respectively. This defect was included within the VCO filing with the IRS and its correction is subject to the receipt of a compliance statement from the IRS for the VCO filing as described below.

      In April 2001, the Plan Administrator filed a VCO with the IRS, requesting a compliance statement and approval of the correction method for operational failures identified in the Plan audit. The Plan Administrator is in discussions with the IRS regarding the issues identified in the VCO; however, the Plan Administrator believes that the proposed correction methods are acceptable under current IRS guidelines.

      The Plan Administrator believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to non-compliance will be paid by the Plan Sponsor.

                                  * * * * * *

THE RITE AID 401(k) PLAN

FORM 5500, SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002
--------------------------------------------------------------------------------
                                                                Current
Identity of Issue            Description of Investment           Value

 *Rite Aid Corporation       Company Stock Fund              $   7,521,647
 *Prudential                 Guaranteed Interest Account       264,257,779
 *Prudential                 Jennison Growth Fund               93,551,590
 *Prudential                 Stock Index Fund                   81,570,235
 *Prudential                 MFS Total Return Fund              79,151,161
 *Prudential                 International Value Fund           33,869,318
 *Prudential                 MFS Mid-Cap Growth Fund             3,520,836
  Alliance                   Growth & Income Fund               36,370,831
  Fidelity                   Magellan Fund                      34,611,682
  Franklin Templeton         Balance Sheet Fund                 22,966,117
  Pimco                      Total Return Fund                  49,964,915
  Sempra Energy              Sempra Energy Stock                13,561,186
**Participant notes          Loan Fund                          23,000,555
                                                             -------------

                             TOTAL                           $ 743,917,852
                                                             =============
*Party-in-interest

**The loans range in interest rates from 5.75% to 10.50% and expire through 2022.

THE RITE AID 401(k) PLAN

FORM 5500, SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                                                 Current
Identity of Issue            Description of Investment            Value

 *Rite Aid Corporation       Company Stock Fund              $   16,777,660
 *Prudential                 Jennison Growth Fund               140,971,839
 *Prudential                 Guaranteed Interest Account        223,267,587
 *Prudential                 Stock Index Fund                   109,667,360
 *Prudential                 MFS Total Return Fund               85,846,338
 *Prudential                 International Value Fund            42,140,272
 *Prudential                 MFS Mid Cap Growth Fund              1,891,066
  Alliance                   Growth & Income Fund                47,328,416
  Fidelity                   Magellan Fund                       40,259,406
  Franklin                   Balance Sheet Fund                  12,065,383
  Pimco                      Total Return Fund                   39,101,506
  Sempra Energy              Sempra Energy Stock                 14,290,408
**Participant notes          Loan Fund                           28,811,009
                                                              -------------

                             TOTAL                            $ 802,418,250
                                                              =============


*Party-in-interest

**The loans range in interest rates from 7.00% to 12.13% and expire through 2018.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 THE RITE AID 401(k) PLAN



                                 By: /s/ Theresa G. Nichols
                                    -------------------------------------------
                                    Theresa G. Nichols, not in her individual
                                    capacity, but solely as an authorized
                                    signatory for the Employee Benefits
                                    Administration Committee

Date:  June 27, 2003

                                  EXHIBIT INDEX
                                  --------------

Exhibit
Number             Description
--------           -----------
23                 Consent of Deloitte & Touche LLP